Exhibit 99.3

LPBP Inc.

Notice of
Special Meeting of Shareholders
and Management Information Circular

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS OF LPBP INC.

Date:	October 14, 2015	Business of the Special Meeting of Shareholders of LPBP Inc.:

Time:	11:00 a.m. (Eastern Standard Time)	(a) to consider and, if deemed advisable, to pass a special resolution authorizing the voluntary dissolution of the Company; and

Place:	LPBP Inc., Head Office	(b) to transact any other business that may properly come before the Meeting.

447 March Road

Ottawa, Ontario K2K 1X8
By Order of the Board,

Tom Burnett
President

September 17, 2015

You are entitled to receive notice of, and vote at, our Special Meeting of Shareholders or any adjournment thereof if you were a shareholder on September 9, 2015.

The Management and Board of LPBP urge you to participate by ensuring that your shareholdings are represented and that your wishes are made known at the Meeting. If you cannot be present to vote in person, please vote by completing and signing the accompanying form of proxy or voting instruction form, as applicable, and returning it in the enclosed envelope, postage prepaid. Proxies to be used at the Meeting must be deposited with Computershare Investor Services Inc., 100 University Ave., 8th Floor, North Tower, Toronto, Ontario, Canada M5J 2Y1 prior to 5:00 p.m. (Toronto time) on Friday, October 9, 2015.

LPBP MANAGEMENT INFORMATION CIRCULAR

SECTION 1: VOTING INFORMATION	4
SECTION 2: BUSINESS OF THE MEETING	6
VOLUNTARY DISSOLUTION OF THE COMPANY	6
SECTION 3: DISCLOSURE OF COMPENSATION AND OTHER INFORMATION	6
DIRECTORS’ REMUNERATION	6
MEETING ATTENDANCE	6
OFFICERS’ REMUNERATION	7
Compensation of Executive Officers of LPBP	7
Summary Compensation	7
EMPLOYMENT CONTRACT	7
DIRECTORS’ AND OFFICERS’ LIABILITY INSURANCE	7
STOCK OPTION, BENEFIT AND PENSION PLANS	8
TERMINATION OR CHANGE OF CONTROL BENEFITS	8
SECTION 4: OTHER INFORMATION	8
INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON	8
INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS	8
APPOINTMENT OF AUDITOR	8
ADDITIONAL INFORMATION	8
APPROVAL BY DIRECTORS	9

Currency – Unless otherwise noted herein, all references to $ in this Circular are to Canadian dollars.

LPBP MANAGEMENT PROXY CIRCULAR 3

Section 1: Voting Information

Who is soliciting my proxy?

The management of LPBP Inc. (the "Company" or “LPBP”) is soliciting your proxy for use at the Special Meeting of Shareholders (the "Meeting").

What will I be voting on?

You will be voting on:

  the voluntary dissolution of the Company (see page 6).

How many classes of shares are there?

The Company has three classes of shares: Class A Common Shares, Class B Non-Voting Shares and Class C Shares.

How many votes do I have?

Subject to the voting restrictions noted below, you will have one vote for every Class A Common Share of the Company you own and one vote for every Class B Non-Voting Share you own at the close of business on September 9, 2015, the record date for the Meeting. To vote shares you acquired subsequent to the record date, you must, no later than 10 days before the Meeting:

  request that the Company add your name to the voters’ list, and produce properly endorsed share certificates or otherwise establish that you own the shares.

How many shares are eligible to vote?

Both the Class A Common Shares and the Class B Non-Voting Shares are eligible to vote at the Meeting.

The number of Class A Common Shares outstanding on September 17, 2015, was 94,467,973. To the knowledge of the directors and officers of the Company, the only shareholder who beneficially owns or exercises control or direction over more than 10% of the outstanding Class A common shares as at September 17, 2015 is as follows:

Shareholder	Nordion (Canada) Inc. (formerly Nordion Inc.)

Class A Common Shares held	44,343,997

% of outstanding Class A Common Shares	46.9

The number of Class B Non-Voting Shares outstanding on September 17, 2015, was 11,134,648,627, all of which were owned by Nordion (Canada) Inc.

There are no Class C Shares outstanding.

How do I vote?

If you are eligible to vote and your shares are registered in your name, you can vote your shares in person at the Meeting or by proxy, as explained below. If your shares are held in the name of a nominee, please see the instructions below under the headings How can a non-registered shareholder vote? and How can a non-registered shareholder vote in person at the Meeting?

Voting by proxy

Whether or not you attend the Meeting, you can appoint someone else to vote for you as your proxyholder. You can use the enclosed form of proxy, or any other proper form of proxy, to appoint your proxyholder. The persons named in the enclosed form of proxy are directors or officers of the Company. However, you can choose another person to be your proxyholder, including someone who is not a shareholder of the Company. You may do so by deleting the names printed on the proxy and inserting another person’s name in the blank space provided or by completing another proper form of proxy.

4 LPBP MANAGEMENT PROXY CIRCULAR

How will my proxy be voted?

On the form of proxy, you can indicate how you want your proxyholder to vote your shares, or you can let your proxyholder decide for you. If you have specified on the form of proxy how you want your shares to be voted on a particular issue (by marking FOR or WITHHOLD) then your proxyholder must vote your shares accordingly. If you have not specified on the form of proxy how you want your shares to be voted on a particular issue, then your proxyholder can vote your shares as he or she sees fit.

Unless contrary instructions are provided, Class A Common Shares and Class B Non-Voting Shares represented by proxies received by management will be voted:

  FOR the voluntary dissolution of the Company.

What if there are amendments or if other matters are brought before the Meeting?

The enclosed form of proxy gives the persons named on it authority to use their discretion in voting on amendments or variations to matters identified in the Notice. As of the time of printing this Circular, management is not aware that any other matter is to be presented for action at the Meeting. If, however, other matters properly come before the Meeting, the persons named on the enclosed form of proxy will vote on them in accordance with their judgment, pursuant to the discretionary authority conferred by the form of proxy with respect to such matters.

What if I change my mind and want to revoke my proxy?

You can revoke your proxy at any time before it is acted upon. You can do this by stating clearly, in writing, that you want to revoke your proxy and by delivering this written statement to the head office of the Company not later than the last business day before the day of the Meeting, or to the Chairman of the Meeting on the day of the Meeting or any adjournment.

Who counts the votes?

Proxies are counted by Computershare Investor Services Inc., the transfer agent of the Company.

Is my vote confidential?

The transfer agent preserves the confidentiality of individual shareholder votes, except (a) where the shareholder clearly intends to communicate his or her individual position to management, and (b) as necessary to comply with legal requirements.

How are proxies solicited?

The Company’s management requests that you sign and return the form of proxy to ensure your votes are exercised at the Meeting. The solicitation of proxies will be primarily by mail. However, the directors, officers and employees of the Company may also solicit proxies by telephone, in writing or in person. The Company may also use the services of outside firms to solicit proxies. The cost of soliciting proxies will be borne by the Company, and the Company will reimburse brokers, custodians, nominees and other fiduciaries for their reasonable charges and expenses incurred in forwarding proxy material to beneficial owners of shares.

How can a non-registered shareholder vote?

If your Class A Common Shares are not registered in your own name, they will be held in the name of a “nominee”, which is usually a trust company, securities broker or other financial institution. Your nominee is required to seek your instructions as to how to vote your shares. For that reason, you may have received this Circular from your nominee together with a voting instruction form. Each nominee has its own signing and return instructions, which you should follow carefully to ensure your shares will be voted. If you are a non-registered shareholder who has voted and want to change your mind and vote in person, contact your nominee to discuss whether this is possible and what procedure to follow.

How can a non-registered shareholder vote in person at the Meeting?

Since the Company may not have access to the names of its non-registered shareholders, if you attend the Meeting, the Company will have no record of your shareholdings, or of your entitlement to vote, unless your nominee has appointed you as proxyholder. Therefore, if you are a non-registered shareholder and wish to vote in person at the Meeting, please insert your own name in the space provided on the voting instruction form sent to you by your nominee. By doing so, you are instructing your nominee to appoint you as proxyholder. Then follow the signing and return instructions provided by your nominee. Do not otherwise complete the form, as you will be voting at the Meeting.

LPBP MANAGEMENT PROXY CIRCULAR 5

Section 2: Business of the Meeting

Voluntary Dissolution of the Company

The Company has no ongoing operations and has paid its final distribution to shareholders. During the third quarter of 2014, the Company received a $250,000 related party loan from Nordion (Canada) Inc. in order to pay its tax re-assessment received from its tax authorities. The loan is interest bearing at 4% per annum effective from July 31, 2014. The interest due at each reporting period is added to the principal amount. On July 28, 2015, an additional amount of $60,000 was advanced to the Company from the same related party under similar terms and conditions as the original loan. As of September 17, 2015, the Company’s related party loan including both the two principal amounts and accumulated accrued interest was $321,752. As at the date of this Circular, the Company does not have sufficient cash on hand to repay the loans and related interest. The Company’s ability to continue as a going concern is dependent on the continued financing provided by the related party. As such, and in order not to incur further unnecessary expenses of the Company, at the Meeting, shareholders will be asked to consider and, if thought appropriate, to approve, confirm and adopt, with or without variation, a special resolution to, voluntarily dissolve the Company (the “Dissolution”). As a consequence of the dissolution of the Company, the loan will be cancelled for no consideration. Based on various provisions under the Income Tax Act (Canada), there will be no tax owing on the cancellation of the debt.

At the Meeting, shareholders will be asked to consider and, if thought advisable, approve the following special resolution, with or without variation, to approve the proposed Dissolution:

"RESOLVED, as a special resolution of the shareholders of LPBP Inc. (the “Company”), with or without amendment, that:

1. the Company be dissolved pursuant to Section 237 of the Business Corporations Act (Ontario);

2. as incidental to the foregoing, the directors and the officers of the Company are hereby authorized to cause the Company to pay and discharge its liabilities under the related party debt to the extent that the assets of the Company permit such liabilities to be paid; and

3. any one director or officer of the Company be and is hereby authorized to do all such further acts and things and execute all such documents and instruments as may be necessary or desirable to give effect to the matters contemplated by this special resolution, including but not limited to the filing of articles of dissolution under the

Business Corporations Act (Ontario)."

Management recommends that shareholders of the Company vote “FOR” in respect of the special resolution to approve the Dissolution. In order for the special resolution to approve the Dissolution to be effective, it must be approved by the affirmative vote of a majority of not less than two-thirds of the votes cast in respect thereof by shareholders present in person or by proxy at the Meeting. In the absence of clear direction, the person named in the enclosed form of proxy will vote in his or her discretion in respect of the special resolutions approving the Dissolution.

Section 3: Disclosure of Compensation and Other Information

Directors’ Remuneration

The four directors did not receive any remuneration from the Company in fiscal 2014. Directors do not receive Board fees or reimbursement for expenses.

Meeting Attendance

Set out below is a summary of the Board and Audit Committee meetings held during the fiscal year ended October 31, 2014 and the record of attendance of the individual directors.

Summary of Board and committee meetings held		Record of attendance by directors
Board	3		Number of meetings attended
Audit	4	Director	Board	Audit

6 LPBP MANAGEMENT PROXY CIRCULAR

G. Peter Dans[1]	3/3	3/4
Neil J. Gotfrit	2/3	3/4
Mark A. Witkowski	3/3	4/4
Rocco Marcantonio	3/3	3/4
Tom Burnett	0/3	1/4[2]

1 Mr. Dans left the company on August 6, 2014.
2 Mr. Burnett was appointed to the Board and Audit Committee on August 6, 2014 and since that date has attended 100% of all Committee meetings which he was required to attend.

Officers’ Remuneration

Compensation of Executive Officers of LPBP

The following Summary Compensation table provides a summary of the compensation earned by John R. Anderson, Chief Financial Officer (“CFO”), for services rendered during the fiscal year ended October 31, 2014 as well as the fiscal years ended October 31, 2013 and October 31, 2012. There are no other officers of the Company except Tom Burnett, President and Chairman of the Board. None of the officers except for Mr. Anderson receive any compensation from the Company. Messrs. Burnett and Marcantonio are also officers of Nordion (Canada) Inc.

Summary Compensation

Name and Principal Position	Fiscal Year	Compensation
John R. Anderson	2014	$24,400.75
CFO	2013	$30,494.00
	2012	$34,409.00

Employment Contract

Effective May 1, 2004, the Company entered into an employment contract with Mr. Anderson. The contract set out the principal terms of the employment relationship with the Company, including his overall role, the expectations of the Company around business practices including confidentiality, ethical behaviour, conflict of interest and financial terms. Mr. Anderson's contract was terminated effective April 15, 2010.

Mr. Anderson, following April 15, 2010, stayed on as CFO of the Company on an hourly contract basis. There are no other employment contracts in place with any of the other directors or officers. None of the officers or directors, except for Mr. Anderson, receives any compensation from the Company.

As a result of the limited scope of the business and the requirements of the CFO role, Mr. Anderson’s compensation is solely based on an hourly rate that the Board of Directors determined was appropriate in relation to hourly rates charged by financial professionals.

The Board of Directors is responsible for compensation and governance and believes that its compensation practices are consistent with the low risk associated with the business. The Board of Directors did not undertake benchmarking or engage a compensation consultant in 2014.

Directors’ and Officers’ Liability Insurance

The bylaws of the Company provide for indemnification of the directors and officers, subject to certain limitations set out in the Business Corporations Act (Ontario), including that the directors and officers acted honestly, in good faith and with a view to the best interests of the Company. LPBP’s directors and officers are insured against losses arising from events that occurred prior to May 10, 2010 under a run-off policy through Nordion (Canada) Inc. that is equivalent to the policy in place from May 2009 to May 2010, which expires May 2016. The premiums for the run-off policy were pre-paid. Pursuant to a Plan of Arrangement, on August 6, 2014 an affiliate of Sterigenics International LLC acquired all of the issued and outstanding common shares of Nordion (Canada) Inc. Directors and officers are insured against liabilities occurring after May 2010 by endorsement under the current STHI Holding Corp. Corporate Directors & Officers policy.

LPBP MANAGEMENT PROXY CIRCULAR 7

Stock Option, Benefit and Pension Plans

LPBP does not have any stock option, equity compensation, share-based or option-based awards, pension or benefit plans.

Termination or Change of Control Benefits

There are no termination or change of control benefits for any of the officers.

Section 4: Other Information

Interest of Certain Persons or Companies in Matters to be Acted Upon

None of G. Peter Dans, Neil J. Gotfrit, Mark A. Witkowski, Rocco Marcantonio, Tom Burnett or John R. Anderson, being the complete list of persons who have been a director or executive officer of the Company since November 1, 2013, have any material interest, direct or indirect, by way of any beneficial ownership of securities or otherwise, in the Dissolution.

Interest of Informed Persons in Material Transactions

For the purposes of this Circular, “informed person” means: (i) a director or executive officer of the Company; (ii) a director or executive officer of a person or company that is itself an informed person or subsidiary of the Company; (iii) any person or company who beneficially owns, directly or indirectly, voting securities of the Company or who exercises control or direction over voting securities of the Company or a combination of both, carrying more than 10% of the voting rights attached to all outstanding voting securities of the Company, other than voting securities held by the person or company as underwriter in the course of a distribution; and (iv) the Company if it has purchased, redeemed or otherwise acquired any of its own securities, for so long as it holds any of its securities.

To the best of the Company’s knowledge, no informed person of the Company, and no associate or affiliate of the foregoing persons, at any time since the beginning of its last completed financial year, has or had any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any transaction since the beginning of its last completed financial year that has materially affected the Company or any of its subsidiaries, or in any proposed transaction that could materially affect the Company or any of its subsidiaries, or in any matter to be acted upon at this Meeting, except as may be disclosed in this Circular.

Appointment of Auditor

The Auditor of the Company is Ernst & Young LLP. The Auditor was first appointed in 1985.

Other Matters

Management of the Company knows of no other matter to come before the Meeting other than those referred to in the Notice of Meeting.

Additional Information

Financial information about the Company is contained in its audited financial statements and Management’s Discussion and Analysis for the fiscal year ended October 31, 2014, and additional information about the Company is available on SEDAR at www.sedar.com.

If you would like to obtain, at no cost to you, a copy of any of the following documents:

(a) the audited consolidated financial statements of the Company for the fiscal year ended October 31, 2014 together with the accompanying report of the auditors thereon and any interim unaudited consolidated financial statements of the Company for periods subsequent to October 31, 2014 and Management’s Discussion and Analysis with respect thereto; and

(b) this Circular,

please send your request to the Company at:

447 March Road, Ottawa, Ontario, K2K 1X8, Attention: Legal Department

8 LPBP MANAGEMENT PROXY CIRCULAR

Approval By Directors

The contents and sending of this Circular have been approved by the Board of Directors of the Company.

Tom Burnett

President

September 17, 2015

LPBP MANAGEMENT PROXY CIRCULAR 9